SANTA FE FINANCIAL CORPORATION

January 6, 2021

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Santa Fe Financial Corporation
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed on December 18, 2020
File No. 000-06877

To whom it may concern:

We are in receipt of your comment letter, on the filing referenced above, and have the following response to your letter, as follows, with your comment bolded and our response below the comment:

PRER14C filed December 18, 2020 General

1.	We note your response to comment 1 and that you incorporate Item 14(b)(11) on Schedule 14A by reference. Please disclose the information required by Item 14(b)(11) or tell us why you believe you can incorporate it by reference. In this regard, we note that Item 14(e) of Schedule 14A allows only for Item 14(c) information to be incorporated by reference.

Item 14(b)(11) requires the information financial information required by Article 11 of Regulation S-X (§§210.10-01 through 229.11-03 of this chapter) with respect to the transaction, if material.

The Company has determined that provision of this financial information is not material for the transaction. As disclosed in the Schedule 14C, Santa Fe has not had material operations and has only sought to liquidation any remaining assets, which it did in the fourth calendar quarter. Thus it did not have any material operations or enter into any material agreements. Thus, as also described in the Schedule 14C the only assets directly owned by Santa Fe are : 1) its ownership of 505,437 shares of Portsmouth Square Inc., and 2) approximately $6 million in cash – both of which will be distributed to its shareholders. Santa Fe had no liabilities at December 31, 2020.

As referenced in the Company’s prior comment response to you, the effect of this transaction is to have the Santa Fe shareholders directly own what they previously owned indirectly, cash and a pro rata portion of Santa Fe’s stock ownership of Portsmouth Square, Inc. In fact, the financial statements reported in Santa Fe’s SEC filings include the assets of Portsmouth Square, Inc. and there will be no changes to the financial statements of Portsmouth Square Inc after the liquidation of Santa Fe, and the changes to the InterGroup’s financial statement will be minor.

United States Securities and Exchange Commission

January 6, 2021

Santa Fe Financial is and has always been basically a pass through company with very little operating activities other than two small apartment complexes in California and the Portsmouth stock. The liquidation of Santa Fe is to benefit its shareholders by distributing its shares of Portsmouth to its shareholders in exchange for Santa Fe stock and therefore, the former Santa Fe shareholders will directly become shareholders of Portsmouth Square, Inc. and no longer will hold any shares of Santa Fe which will be dissolved. The liquidation of Santa Fe Financial will have no effect in Portsmouth Square, Inc. other than all of Santa Fe shareholders becoming direct shareholders of Portsmouth instead of indirect shareholders of Portsmouth. Portsmouth will not issue any additional shares and its outstanding shares will remain exactly the same as Santa Fe will simply distribute its 505,437 shares of Portsmouth to its Santa Fe shareholders.

We thank you in advance for working with us on this filing, and we ask that you contact our counsel, Jolie Kahn, Esq., at (516) 217-6379 with any further comments or questions on the matters set forth herein and in our Information Statement on Schedule 14C.

Very truly yours,

/s/ John V. Winfield
Chief Executive Officer

12121 Wilshire Boulevard, Suite 610, Los Angeles, California 90025

(310) 889-2559             Fax (310) 496-1605